UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 8, 2010

Commission File Number: 000-30134

CDC CORPORATION

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

11/F, ING Tower

308 Des Voeux Road Central

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

Wells Fargo Capital Finance Credit Facility

On April 27, 2010, certain subsidiaries of CDC Corporation (the “Company”), CDC Software Corporation (“CDC Software”) and Ross Systems, Inc. (“Ross”), entered into a Credit Agreement (the “Credit Agreement”) with Wells Fargo Capital Finance, LLC as agent and lender (“Wells Fargo” and, collectively with Ross and CDC Software, the “Parties”) pursuant to which Wells Fargo made available a senior secured revolving credit facility of up to $30.0 million (the “Credit Facility”).

On October 27, 2010 (the “Amendment Effective Date”), the Parties entered into an amendment to the Credit Agreement (the “Amendment”) pursuant to which Wells Fargo made available an additional $20.0 million in new financing, increasing the credit limit available under the existing senior-secured revolving Credit Facility, as amended by the Amendment (the “Amended Facility”), to $50.0 million.

Under the Amended Facility, CDC Software’s subsidiaries, Catalyst International, Inc., Saratoga Systems Inc., and Industri-Matematik American Operations, Inc. were added as additional secured guarantors.

CDC Software shall be permitted to make loans and/or distributions in cash directly or indirectly to the Company or any Global Services Entities, so long as, (a) the amount of such loans and/or distributions does not exceed (i) $25 million in the aggregate in the twelve month period after the Amendment Effective Date, and (ii) $10 million in the aggregate in any twelve month period thereafter, (b) no Default or Event of Default has occurred and is continuing either before or after giving effect to such loan, and (c) the sum of (i) Availability plus (ii) North America Cash shall not be less than $20 million both before and after giving effect to such loan.

The Amendment also provides for changes in certain of the financial and negative covenants, the borrowing base calculation for determining available credit, and certain fees associated with the Amended Facility. CDC Software is also required to maintain certain minimum amounts outstanding under the Amended Facility until December 31, 2011.

The Amended Facility expires on October 27, 2015.

All terms not specifically defined herein shall have the meanings ascribed to them in the Amended Facility. The foregoing descriptions of the Amendment and the Amended Facility do not purport to be complete and are qualified in their entirety by reference to the full text of the Amendment, which is set forth as Exhibit 1.02 hereto, and incorporated herein by reference.

3.75% Senior Exchangeable Convertible Notes Due 2011

On March 2, 2010, the Company filed a complaint in the Supreme Court of the State of New York, County of New York against Evolution Capital Management LLC, Evolution Special Opportunities Fund I SPC, Segregated Portfolio A, Evolution CDC SPV, Ltd., Evolution Master Fund Ltd. SPC, Evolution Master Fund Ltd. SPC, Segregated Portfolio M and E1 Fund, Ltd. alleging breach of non-disclosure agreements, breach of the note purchase agreement relating to the Company’s 3.75% Senior Exchangeable Convertible Notes due 2011 (the “Notes”), breach of the Notes, and tortuous interference with business relations (the “CDC Case”). The complaint in the CDC Case seeks recovery of compensatory damages, interest, attorneys’ fees, litigation expenses and injunctive relief in excess of $295.0 million.

On December 18, 2009, Evolution CDC SPV Ltd., Evolution Master Fund Ltd., SPC Segregated Portfolio M and E1 Fund Ltd. (collectively, “Evolution”) filed suit against the Company in the Supreme Court of the State of New York, County of New York, demanding payment of the remaining principal portion of the Notes held by them, together with accrued, retroactive and default interest (the “Evolution Case”). Evolution has also alleged default under the Notes. On April 28, 2010, the Court denied Evolution’s motion for summary judgment in the Evolution Case.

On October 13, 2010, Evolution filed a motion to amend its complaint in the Evolution Case (the “Evolution Proposed Amended Complaint”) to assert claims against the Company and its subsidiaries, CDC Software International, CDC Software and CDC Delaware Corporation, alleging breach of the Notes, breach of the note purchase agreement relating to the Notes, tortious interference with contract and conspiracy to commit tortious interference with contract, aiding and abetting tortious interference with contract, accounting, injunctive relief and indemnification. In the Evolution Proposed Amended Complaint, Evolution seeks to recover compensatory and punitive damages, pre-judgment interest, costs and reasonable attorney’s fees, in excess of $60.0 million.

CEO Compensation

On November 1, 2010 the board of directors of the Company (the “Board”), upon a recommendation of the Compensation Committee of the Board, granted options to purchase an aggregate of 1.0 million shares of the Company’s common stock, at an exercise price of $4.56 per share, under the Company’s 2005 Stock Incentive Plan (the “Options”) to Asia Pacific On-Line Ltd. for services rendered by the Company’s Chief Executive Officer, Mr. Peter Yip.

The Options shall vest in equal one-third amounts upon the completion of certain milestones, provided that in order to vest any such milestone must occur on or prior to December 31, 2013.

Exhibit	Description

1.01	Press release dated October 25, 2010 CDC Global Services Recognized in Deloitte Technology Fast 50 China 2010 Program

1.02	First Amendment to Credit Agreement, dated October 27, 2010, by and among CDC Software Corporation; Ross Systems, Inc. and Wells Fargo Capital Finance, LLC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2010

CDC CORPORATION

By:	/s/ Donald L. Novajosky
Name:	Donald L. Novajosky
Title:	Vice President and Associate General Counsel

EXHIBIT INDEX

Exhibit	Description

1.01	Press release dated October 25, 2010 CDC Global Services Recognized in Deloitte Technology Fast 50 China 2010 Program

1.02	First Amendment to Credit Agreement, dated October 27, 2010, by and among CDC Software Corporation; Ross Systems, Inc. and Wells Fargo Capital Finance, LLC